Filed by Kimberly-Clark Corporation

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Kenvue Inc.

Commission File No.: 001-41697

The following is a shareholder engagement presentation relating to the proposed transaction between Kimberly-Clark Corporation and Kenvue Inc. provided by Kimberly-Clark Corporation on January 8, 2026.

+ c Kimberly-Clark’s Acquisition of Kenvue: Creating a Global Health and Wellness Leader January 8, 2026

+ c Important Information for Investors and Stockholders 2 This communication does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended (the “Securities Act”). This communication may be deemed to be solicitation material in respect of the proposed transaction between Kimberly-Clark Corporation (“K-C”) and Kenvue Inc. (“Kenvue”). In connection therewith, on December 4, 2025, K-C and Kenvue filed with the Securities and Exchange Commission (the “SEC”) a K-C registration statement on Form S-4, as amended on December 12, 2025 (the “Form S-4”), in connection with the proposed issuance of shares of K-C’s common stock pursuant to the proposed transaction, which contains a joint proxy statement of K-C and Kenvue that also constitutes a prospectus of K-C. The registration statement was declared effective by the SEC on December 16, 2025 and K-C and Kenvue filed a prospectus and definitive proxy statement, respectively, and commenced mailing the definitive joint proxy statement/prospectus to their respective stockholders, on December 16, 2025, seeking their approval of their respective transaction-related proposals. INVESTORS AND STOCKHOLDERS OF K-C AND KENVUE ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS AND OTHER DOCUMENTS IN THEIR ENTIRETY FILED OR THAT WILL BE FILED WITH THE SEC BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, THE PARTIES TO THE PROPOSED TRANSACTION AND ANY SOLICITATION. This communication is not a substitute for the registration statement, the definitive joint proxy statement/prospectus or any other document that K-C or Kenvue may file with the SEC and send to its stockholders in connection with the proposed transaction. Investors and stockholders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by K-C or Kenvue through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by K-C are available free of charge on K-C’s website at kimberly-clark.com under the tab “Investors” and under the heading “Financial” and subheading “SEC Filings.” Copies of the documents filed with the SEC by Kenvue are available free of charge on Kenvue’s website at kenvue.com under the tab “Investors” and under the heading “Financials & reports” and subheading “SEC filings.” Certain Information Regarding Participants K-C, Kenvue, and their respective directors and executive officers and certain other members of management and employees may be considered participants in the solicitation of proxies from the stockholders of K-C and Kenvue in connection with the proposed transaction. Information about the directors and executive officers of K-C is set forth in its Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 13, 2025, its proxy statement for its 2025 annual meeting, which was filed with the SEC on March 10, 2025, and its Current Reports on Form 8-K, which were filed with the SEC on May 6, 2025 and November 7, 2025. Information about the directors and executive officers of Kenvue is set forth in its Annual Report on Form 10-K for the year ended December 29, 2024, which was filed with the SEC on February 24, 2025, its proxy statement for its 2025 annual meeting, which was filed with the SEC on April 9, 2025, and its Current Reports on Form 8- K, which were filed with the SEC on May 8, 2025, June 24, 2025, July 14, 2025 and November 3, 2025. To the extent holdings of K-C’s or Kenvue’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC, including the Initial Statements of Beneficial Ownership on Form 3, Statements of Change in Ownership on Form 4 or Annual Statements of Beneficial Ownership on Form 5 filed with the SEC on: 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/27/2025, 5/27/2025, 5/27/2025, 5/27/2025, 5/27/2025, 5/27/2025, 5/27/2025, 5/27/2025, 6/2/2025, 8/1/2025, 8/1/2025, 8/4/2025, 10/3/2025, 10/7/2025, 11/3/2025, 11/3/2025, 11/3/2025, 12/3/2025, 12/3/2025, 12/3/2025, 12/3/2025, 12/3/2025, 12/15/2025, 12/17/2025, 12/17/2025, 12/17/2025, 12/17/2025, 12/17/2025, 12/23/2025, 1/5/2026, 1/5/2026, 1/5/2026, 1/5/2026, 1/5/2026, 1/5/2026, 1/5/2026, 1/5/2026, 1/5/2026, 1/5/2026, 1/5/2026, 1/5/2026, 1/6/2026 and 1/6/2026. Additional information about the directors and executive officers of K-C and Kenvue and other information regarding the potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, which may, in some cases, be different than those of K-C’s stockholders or Kenvue’s stockholders generally, are contained in the definitive joint proxy statement/prospectus filed with the SEC and other relevant materials filed with or to be filed with the SEC regarding the proposed transaction when they become available. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from K-C’s or Kenvue’s website as described above.

+ c Cautionary Statement Regarding Forward-Looking Statements 3 Certain matters contained in this communication, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on K-C’s and Kenvue’s business and future financial and operating results and prospects, the amount and timing of synergies from the proposed transaction, the terms and scope of the expected financing in connection with the proposed transaction, the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction, expectations regarding cash flow generation and the post-closing capital structure, growth initiatives, innovations, marketing and other spending, net sales, anticipated currency rates and exchange risks, effective tax rate and other contingencies in connection with the proposed transaction, and the closing date for the proposed transaction, constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and are based upon the current expectations and beliefs of the management of K-C and Kenvue concerning future events impacting K-C and Kenvue and are qualified by the inherent risks and uncertainties surrounding future expectations generally. There can be no assurance that these future events will occur as anticipated or that our results will be as estimated. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond K-C’s and Kenvue’s control. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to publicly update them. Some of these forward-looking statements can be identified by words like “anticipate,” “approximately,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlook,” “plan,” “potential,” “possible,” “predict,” “project,” “target,” “seek,” “should,” “will,” or “would,” the negative of these words, other terms of similar meaning or the use of future dates. The assumptions used as a basis for the forward-looking statements include many estimates that depend on many factors outside of K-C’s or Kenvue’s control, including, but not limited to, risks and uncertainties around the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, including circumstances requiring a party to pay the other party a termination fee pursuant to the merger agreement, the risk that the conditions to the completion of the proposed transaction (including stockholder and regulatory approvals) are not satisfied in a timely manner or at all, the possibility that competing offers or transaction proposals may be made, the risks arising from the integration of the K-C and Kenvue businesses, the uncertainty of rating agency actions, the risk that the anticipated benefits and synergies of the proposed transaction may not be realized when expected or at all and that the proposed transaction may not be completed in a timely manner or at all, the risk of unexpected costs or expenses resulting from the proposed transaction, the risk of litigation related to the proposed transaction, including resulting expense or delay, the risks related to disruption to ongoing business operations and diversion of management’s time as a result of the proposed transaction, the risk that the proposed transaction may have an adverse effect on the ability of K-C and Kenvue to retain key personnel, customers and suppliers, the risk that the credit ratings of the combined company declines following the proposed transaction, the risk that the announcement or the consummation of the proposed transaction has a negative effect on the market price of the capital stock of K-C and Kenvue or on K-C’s and Kenvue’s operating results, the risk of product liability litigation or government or regulatory action, including related to product liability claims, the risk of product efficacy or safety concerns resulting in product recalls or regulatory action, risks relating to inflation and other economic factors, such as interest rate and currency exchange rate fluctuations, government trade or similar regulatory actions (including current and potential trade and tariff actions and other constraints on trade affecting the countries where K-C or Kenvue operate and the resulting negative impacts on our supply chain, commodity costs, and consumer spending), natural disasters, acts of war, terrorism, catastrophes, pandemics, epidemics, or other disease outbreaks, the prices and availability of K-C’s or Kenvue’s raw materials, manufacturing difficulties or delays or supply chain disruptions, disruptions in the capital and credit markets, counterparty defaults (including customers, suppliers and financial institutions with which K-C or Kenvue do business), impairment of goodwill and intangible assets and projections of operating results and other factors that may affect impairment testing, changes in customer preferences, severe weather conditions, regional instabilities and hostilities, potential competitive pressures on selling prices for K-C and Kenvue products, energy costs, general economic and political conditions globally and in the markets in which K-C and Kenvue do business (including the related responses of consumers, customers and suppliers on sanctions issued by the U.S., the European Union, Russia or other countries), the ability to maintain key customer relationships, competition, including technological advances, new products, and intellectual property attained by competitors, challenges inherent in new product research and development, uncertainty of commercial success for new and existing products and digital capabilities, challenges to intellectual property protections including counterfeiting, the ability of K-C and Kenvue to successfully execute business development strategy and other strategic plans, changes to applicable laws and regulations and other requirements imposed by stakeholders, as well as changes in behavior and spending patterns of consumers, could affect the realization of these estimates. Additional information and factors concerning these risks, uncertainties and assumptions can be found in K-C’s and Kenvue’s respective filings with the SEC, including the risk factors discussed in K-C’s and Kenvue’s most recent Annual Reports on Form 10- K, as updated by their Quarterly Reports on Form 10-Q, the Form S-4 and future filings with the SEC. Forward-looking statements included herein are made only as of the date hereof and neither K-C nor Kenvue undertakes any obligation to update any forward-looking statements, or any other information in this communication, as a result of new information, future developments or otherwise, or to correct any inaccuracies or omissions in them which become apparent. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement. Important Note about Combined and Non-GAAP Financial Information The projected financial information for the combined businesses of K-C and Kenvue is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. This information is provided for illustrative purposes only and should not be considered in isolation from, or as a substitute for, the historical financial statements of K-C or Kenvue. Various factors could cause actual future results to differ materially from those currently estimated by management, including, but not limited to, the risks described above and in each of K-C’s and Kenvue’s respective filings with the SEC. This communication also includes certain financial measures not calculated in accordance with U.S. generally accepted accounting principles (“GAAP”), such as adjusted operating profit and constant currency EPS growth. Non-GAAP financial measures have limitations as an analytical tool and are not meant to be considered in isolation from, or as a substitute for, the comparable GAAP measures. There are limitations to non-GAAP financial measures because they are not prepared in accordance with GAAP and may not be comparable to similarly titled measures of other companies due to potential differences in methods of calculation and items being excluded. K-C and Kenvue caution you not to place undue reliance on these non-GAAP financial measures.

+ c Kenvue Acquisition Advances Our Strategic Transformation 4 Next Step in Powering Care Strategy, Creating Global Health and Wellness Leader • Combined company with complementary portfolio of trusted brands • Builds on K-C’s iconic legacy by unlocking the power of Kenvue’s market-leading consumer health brands 1 Compelling Value Creation Potential Through Attractive Deal Terms and Significant Synergy Opportunity • Significant upside opportunity with attractive risk-adjusted reward and highly achievable cost synergy opportunity of $1.9B based on applying K-C’s proven, disciplined management system and top-tier commercial and cost capability • Effective multiple of 8.8x Kenvue LTM Adjusted EBITDA1 post-synergies2 and headline multiple of 14.3x, below recent precedent transactions in the Consumer Health space • Projected to achieve organic growth3 ahead of average category growth, top tier adjusted operating profit4 , constant currency EPS growth4 and double-digit total shareholder return,5 while maintaining a strong balance sheet and financial flexibility 2 Thorough, Deliberate Transaction Process Overseen by K-C’s Highly-Qualified, Engaged and Independent Board • Strong oversight from a majority independent Board with deep industry, M&A and regulatory expertise with the assistance of the world’s leading scientific, regulatory, financial, strategic and legal experts • Multi-month detailed process that considered a range of strategic options and thoroughly evaluated all transaction-related risks • Go-forward governance integration and world-class leadership team to effectively drive the combined company forward 3 K-C’s Board unanimously determined that the transaction is in the best interests of its shareholders and recommends a vote “FOR” the transaction 1. As of Q3 2025 2. Includes expected run-rate synergies of $2.1 billion, net of reinvestment 3. Organic growth describes the impact of changes in volume, net selling prices and product mix on net sales. Changes in foreign currency exchange rates, acquisitions and exited businesses are excluded 4. K-C does not provide a reconciliation of these forward-looking non-GAAP financial measures to the most directly comparable GAAP financial measures on a forward-looking basis because it is unable to predict certain adjustment items without unreasonable effort 5. Total Shareholder Returns defined as Adjusted Earnings per Share Growth plus Dividend Yield

1 Transaction is a Natural Step in K-C's Transformation Strategy

Thoughtful Strategic Planning and Board Evolution Primed the Business to Create a Preeminent Consumer Packaged Goods and Consumer Health Leader

K-C Begins Commercial Transformation
January 2019

K-C kicks off transformation into an industry-leading, robust CPG company underscored by appointment of Mike Hsu as CEO

M&A Assessment Begins in Earnest Post COVID
2022

Post-COVID, K-C accelerated its transformation and conducted a board- and management-led review of complementary M&A categories, culminating in a focused pursuit of consumer health opportunities

Enhancing Board Composition to Support New Strategic Objectives
2021 – 2022

Appointment of Deirdre Mahlan (served on the Haleon Board), Sylvia Burwell (Former US Secretary of Health & Human Services) and Deeptha Khanna (Former Global President of J&J Skin Health and Baby Care) as independent directors

North America Private Label
2022 – 2025

Exited >$650M of private label production contracts across major retailers and PL exposure cut to <1% of Net Sales from 4% previously

Divestiture of Brazil Tissue
Mid 2023

Sold K-C's tissue business in Brazil to strategic buyer, which allowed K-C to exit a structurally disadvantaged market

2024 Investor Day
March 27, 2024

Unveiled "Powering Care" portfolio transformation, tilting resources toward higher-growth, and higher-margin areas

Divestiture of PPE Business
Mid 2024

Sold PPE business globally to strategic buyer; PPE sits outside the core personal care categories

Deepening Board Expertise in Consumer Health
2024

Announcement of Sherilyn S. McCoy as lead independent director (30-year J&J career in consumer & pharma) and Joseph Romanelli as independent director (President of Human Health Int'l at Merck)

Announcement of Int'l Tissue Joint Venture / Partial Sale
June 5, 2025

Announcement of sale of 51% of international tissue business (IFP) to Suzano (~$3.4B EV), reducing exposure to lower-margin tissue segment

Announcement of Kenvue Acquisition
November 3, 2025

Transformational M&A aligned with higher-growth categories with a more attractive financial profile and targeting rapid expansion into consumer health and wellness adjacencies

Kimberly-Clark + Kenvue
5

+ c 6 K-C’s Transformation has Already Produced Significant Achievements on a Standalone Basis 1 1. 2022-2024 Science & Engineering Invented 5 of 8 of our core categories Portfolio Focused, with 2/3 revenue from Personal Care Capabilities #1 Advantage score, unprecedented 3x winner1 Culture Purpose-led, performance driven Cost Structure Industry-leading productivity CORE DRIVERS Organic Growth Gross Margin Volatility LED BY OUR

1 Builds on K-C's Legacy as Trusted American Company With Addition of Kenvue's Portfolio of Leading Consumer Health Brands

Kimberly-Clark

- World-class leadership team
- Best-in-class brand building, commercial engine and go-to-market strength
- Superior, science-backed, pioneering care and innovation capabilities
- Applying K-C's proven playbook and track record to Kenvue presents tremendous value creation opportunity

Scaled Consumer Health & Wellness Company with

~$32B+ Revenue[1]

~$7B EBITDA[1] Pre-Synergies

Exceptional Combined Portfolio of **10 trusted $1B+** brands Engaging Consumers Across All Stages of Life

Huggies, Kotex, Depend, Kleenex, Cottonelle, Johnson's, Neutrogena, Listerine, Scott, Tylenol

- Highly **complementary geographic presence** and **category mix**
- **Enhanced scale,** enabling **exceptional synergies**
- **Leading financial algorithm** driving shareholder value

1. Reflects 2025E combined revenue and post-SBC EBITDA

Kimberly-Clark + Kenvue
7

+ c Captures Key Areas of Opportunity that Further Accelerate K-C’s Powering Care Transformation 8 Powerful portfolio of iconic brands that touch more than a billion people throughout life’s journey Best-in-class brand building with a powerful commercial engine and go-to-market strength Superior science-backed, pioneering innovation 10 1 Access to superior science-backed care and innovation, endorsed by a network of healthcare experts and professionals Source: Euromonitor 2024 Retail Sales Value Category Size Retail Sales Value $10B $70B $100B $40B Adult Care Baby Care Family Care Feminine Care $140B $180B $50B $4B OTC Skin Care Oral Care Wound Care Strong Entry Point into Complementary, Growing Categories Exceptional Complementarity Across Geographies to Drive Growth

1 Resulting in Leading Commercial Execution Across Global Markets

N.A. Wellness leader with $16B

In combined Health & Wellness scale[1]



Kimberly-Clark
Kenvue
$1.4
$1.7
$1.8
$3.2
$3.2
$4.5
Adult care
Oral care, hair care & other
Skin health
Baby care
OTC
Tissue & towel

Fueled by Our Combined Capabilities

- Long-horizon strategic partnership with customers
- Category-defining growth
- Industry-leading science and innovation
- Differentiated digital model
- Best-in-class marketing
- Consistent cost discipline

Applying K-C's commercial engine and go-to-market playbook to Kenvue to accelerate growth for the combined company

1. Reflects branded sales only; excludes private label, industrial/professional wipers, and other corporate sales

Kimberly-Clark + Kenvue
9

+ c 10 The New K-C Will Be a Strong Value-Creation Engine Positioned to Drive Sustained Shareholder Value 1. Reflects revenue ex IFP 2. Post-SBC EBITDA 3. Includes expected run-rate synergies of $2.1 billion, net of reinvestment K-C 202E K-C Standalone K-C 202E K-C + Kenvue pro forma $17B 2026E Revenue1 2.8% 2026E–2029E Revenue CAGR 24% 2029E Adj. EBITDA Margin2 $2.4B 2029E Unlevered FCF ~$32B 2026E Revenue1 3.9% 2026E–2029E Revenue CAGR 29% 2029E Adj. EBITDA Margin2 $6.6B 2029E Unlevered FCF 2 Reflects K-C Management Projections Reflects K-C Management Projections for Both Companies3

2 Transaction Creates Flexibility and Optionality for Strategic Capital Investment for Long-Term Growth

Pro Forma Credit Profile[1]

Debt/EBITDA



2.3x
2.2x
2.1x
2.0x
1.9x
1.8x
1.8x
1.5x
2026E
2027E
2028E
2029E
Net Debt
Gross Debt

Pro Forma Balance Sheet and Leverage

- **Disciplined negotiations secured an agreement with the majority of consideration in stock**, preserving a strong balance sheet and maintaining a prudent leverage profile
- Proven commitment to conservative balance sheet with net leverage consistently below 2.0x historically - **targeting net leverage in the 2.0x range within 24 months post-close**
- Significant liquidity maintained via $4B revolver on pro forma basis and cash on balance sheet

Transaction significantly enhances cash flow generation, enabling rapid deleveraging and providing flexibility for significant reinvestment, management of upcoming debt maturities and long-term financial health

Sources: FactSet as of 10/29/2025, K-C management

1. Assumes transaction close in second half of 2026 and full credit for run-rate cost synergies of $1.9B from 2026E onwards

Kimberly-Clark + Kenvue 11

+ c 12 8.0x 12.0x 16.0x 20.0x $10 $20 $30 May-23 Nov-23 May-24 Nov-24 May-25 Nov-25 Disciplined Evaluation and Negotiation Achieved Attractive Risk-Adjusted Returns Kenvue Trading Performance Since IPO $22.00 $17.01 12.8x 11.5x KMB Acquisition Announcement Unaffected Date (10/31/2025): $14.37 / 10.1x Share Price AV / NTM EBITDA KVUE Share Price & EBITDA Multiple fell to all time lows (10/16/2025): $14.11 / 9.9x KVUE Announces Strategic Review (7/14/2025): $21.82 / 13.3x 8/28/2025 K-C sent preliminary, non-binding proposal to KVUE Board for an implied offer price of $24.99 per share 10/31/2025 Final proposal at implied share price of $21.01 10/14/2025 & 10/24/2025 Updated offer proposal with implied share price of $20.70 and $21.22 respectively Following K-C submitting a preliminary, non-binding proposal to Kenvue’s Board for an implied offer price of $24.99 per share on 8/28, K-C continued diligence and discussions with advisors and negotiations with Kenvue; K-C later presented three updated proposals (10/14, 10/24, 10/31) following stock decline post news announcements as further described in the Form S-4 and following Kenvue’s counter proposals on 10/16 and 10/22. Option 2 Muted Kenvue Trading Since IPO Highlights the Discipline of K-C’s Transaction Terms Consumer Health ~19x AV / EBITDA Consumer Health Precedent Multiples ~15x AV / EBITDA Spin-off 8.8x synergized LTM EBITDA1 (14.3x unsynergized) acquisition multiple below recent Consumer Health Transactions ~21x AV / EBITDA OTC Sources: Capital IQ as of December 22, 2025, Company filings 1. Includes expected run-rate synergies of $2.1B net of reinvestment 2

2 Strong Line-of-Sight into Achievable Total Cost Synergies of $1.9B

Total Cost Synergies of ~12% of Kenvue Revenue[1], in Line With Precedent Consumer Health Transactions

COST SYNERGY VALUE BREAKDOWN

30% COGS Optimization

30% Sales, Marketing and Trade Spend Optimization



$1.9B
cost synergies

40% G&A Optimization

KEY AREAS OF OPPORTUNITIES

COGS Optimization

- Negotiate contracts across jointly procured materials
- Optimize manufacturing, 3PL and DC facility networks

Sales, Marketing and Trade Spend Optimization

- Deploy best-in-class commercial playbook and top sales talent across categories
- Rationalize and de-duplicate systems and processes to ensure lean structure

G&A Optimization

- De-layer combined organization across centralized teams
- De-duplicate corporate level and centralized resources

Total cost synergies of **$1.9B** equal to **12%** of Kenvue's revenue[1] – in line with other scaled Consumer Health Transactions[2]

P&G / MERCK Consumer Health

$400MM Cost Synergies / 13% of Target Revenue

GSK / Pfizer Consumer Health

~$650MM Cost Synergies / ~12% of Target Revenue

With $0.2B additional upside from margin flow through from revenue synergies for a total of $2.1B in total synergies

1. Cost base includes impact of growth synergies; represents 2026E per K-C management forecast
2. Reflects synergies at announcement

Kimberly-Clark + Kenvue 13

+ c Consumer Health Expertise Highly Qualified and Engaged Board Oversaw Process J.M Smucker acquires Hostess Brands (2023) Gannett acquires Belo Corp. (2013) J&J acquires Pfizer’s consumer health business (2006) Note: Select M&A experience includes select transactions during which our directors served in senior executive roles or on the Board of one party in the transaction Key Skills Supporting Transaction and Related Risk Oversight Sherilyn S. McCoy Lead Independent Director Since 2024 | Director Since 2018 Former CEO of Avon Products Consumer health executive with 30-year career at J&J, with deep M&A / integration experience Select Employment / Board Experience: Select M&A Experience: I F ST CP RD MA Sylvia M. Burwell Independent Director Since 2022 Former President of American University Former HHS Secretary with extensive regulatory and public policy background Select Employment / Board Experience: I F ST John W. Culver Independent Director Since 2020 Former Group President of North America and COO of Starbucks Accomplished operations executive with international experience Select Employment / Board Experience: I F ST CP MA Mae C. Jemison (M.D.) Independent Director Since 2002 President of The Jemison Group Expert in scientific research and innovation and founder of multiple tech-focused businesses Select Employment / Board Experience: Select M&A Experience: I ST RD S. Todd Maclin Independent Director Since 2019 Former Chairman of JPMorgan Chase Commercial / Consumer Banking Banking and finance expert with 37-year career at JPMorgan Chase Select Employment / Board Experience: F ST CP MA Christa S. Quarles Independent Director Since 2016 CEO of Alludo Seasoned CEO and senior executive with technology expertise Select Employment / Board Experience: I F ST CP RD MA Jaime Ramirez Independent Director Since 2021 CEO of Fluidra Expert in branded consumer goods, international business, and digital marketing Select Employment / Board Experience: I F ST CP RD MA Joseph Romanelli Independent Director Since 2024 President of Human Health International of Merck & Co. Biopharma industry executive with extensive IR experience Select Employment / Board Experience: I F ST CP RD MA Dunia A. Shive Independent Director Since 2019 Former President, CEO, and CFO of Belo Corp. Experienced media executive with audit expertise and complex M&A transaction experience Select Employment / Board Experience: Select M&A Experience: F ST MA Mark T. Smucker Independent Director Since 2019 Chair of the Board, President, and CEO of The J.M. Smucker Co. Leader in the branded consumer packaged goods industry Select Employment / Board Experience: Select M&A Experience: I F ST CP RD MA I = International F = Financial Expertise ST = Strategy & Transformation CP = Consumer Products MA = M&A RD = Innovation/R&D Deeptha Khanna Independent Director Since 2023 EVP and Chief Business Leader of Personal Health of Royal Philips Experienced consumer health executive Select Employment / Board Experience: I ST CP RD MA Deirdre Mahlan Independent Director Since 2021 Interim CFO of Diageo Distinguished leader in branded consumer goods with prior CFO experience Select Employment / Board Experience: Select M&A Experience: I F ST CP MA Michael D. Hsu CEO and Chairman Chairman of the Board and CEO of K-C Seasoned executive with deep understanding of our business Select Employment / Board Experience: I F ST CP RD MA 3 14

+ c Board led a multi-month rigorous process to evaluate Kenvue acquisition with support from a broad range of external experts Thorough, Board-Led Process Resulted in Optimal Outcome for K-C Shareholders 15 1. Beginning with June Board meeting Comprehensive Board Oversight of Strategy & Diligence In-Depth Risk Assessment Conducted by the Board • Undertook rigorous diligence effort, which included an external team of experts to advise on key deal matters, including: • Synergy and integration opportunities • Litigation and product liability matters • FDA and regulatory matters • Scientific diligence • Quality and safety • Disciplined Board oversight will continue through integration, with a focus on the key risk and synergy opportunity areas identified during diligence • Board reviewed transaction through lens of deep-rooted industry and regulatory fluency in Consumer Health over 6 special and 2 quarterly meetings1 • Significant Board engagement in diligence, including multiple privileged litigation-focused discussions • Board comprises all independent directors except CEO • Directors have extensive industry, financial and M&A expertise • Independent directors evaluated strategic alternatives separately from management and received advice from independent counsel and outside financial advisors • Hired multiple independent financial advisors, legal advisors, scientific experts and other key experts to conduct comprehensive due diligence, including on synergy opportunities, litigation, product liability and regulatory matters 3

3 Robust Integration Planning to Facilitate Seamless Transition

Steering Committee

- Comprises a cross functional team of senior leaders from both companies to oversee the Integration Management Office (IMO) and govern the integration
- Defines the overall vision and strategy, makes key strategic decisions, and sets priorities that accelerate our virtuous cycle and value creation opportunities
- Chaired by K-C CEO Mike Hsu

Integration Management Office

- Russ Torres, K-C President and Chief Operating Officer, has been appointed as Integration Lead
- IMO will manage the planning and execution across multiple functions of the combined company
- IMO will be staffed with dedicated top talent from both companies and external specialists with deep experience in complex transitions
- Partnering with Bain & Company to drive IMO rigor and excellence

Meet the Steering Committee



Chair

Mike Hsu
Chairman and Chief Executive Officer, K-C



Kirk Perry
Chief Executive Officer, Kenvue

Integration Management Office



Integration Lead

Russ Torres
President and Chief Operating Officer, K-C

Worked on ~15 transactions across more than 30 categories while at Bain & Co., including for Kraft Foods, Newell Brands, and K-C



Alan Ross
Head of Strategy, Kenvue



Meri Stevens
Chief Operating Officer, Kenvue



Nelson Urdaneta
Chief Financial Officer, K-C



Amit Banati
Chief Financial Officer, Kenvue



Stacey Valy Panayiotou
Chief Human Resources Officer, K-C



Luani Alvarado
Chief People Officer, Kenvue



Jeff Melucci
Chief Strategy, Business Development and Administrative Officer, K-C

Kimberly-Clark + kenvue
16

+ c Shareholder-Friendly Post-Merger Governance 17 3 We will maintain our best-in-class governance practices… ✓ Independent Lead Director ✓ Independent directors meet without management present ✓ Majority voting in director elections ✓ Shareholders have right to call special meetings ✓ Annually elected directors ✓ Proxy access rights ✓ Annual Board and committee evaluations ✓ Shareholder engagement policy and outreach program …with continued strong leadership and effective oversight as a combined entity Mike Hsu will be the Chairman and CEO of the combined company Three members of the Kenvue Board will join the K-C Board Building leadership model based on the best of both companies’ capabilities post-closing

+ c Transaction Creates Significant Value for All Shareholders 18 Next Step in Powering Care Strategy, Creating Global Health and Wellness Leader • Combined company with complementary portfolio of trusted brands • Builds on K-C’s iconic legacy by unlocking the power of Kenvue’s market-leading consumer health brands 1 Compelling Value Creation Potential Through Attractive Deal Terms and Significant Synergy Opportunity • Significant upside opportunity with attractive risk-adjusted reward and highly achievable cost synergy opportunity of $1.9B based on applying K-C’s proven, disciplined management system and top-tier commercial and cost capability • Effective multiple of 8.8x Kenvue LTM Adjusted EBITDA1 post-synergies2 and headline multiple of 14.3x, below recent precedent transactions in the Consumer Health space • Projected to achieve organic growth3 ahead of average category growth, top tier adjusted operating profit4 , constant currency EPS growth4 and double-digit total shareholder return,5 while maintaining a strong balance sheet and financial flexibility 2 Thorough, Deliberate Transaction Process Overseen by K-C’s Highly-Qualified, Engaged and Independent Board • Strong oversight from a majority independent Board with deep industry, M&A and regulatory expertise with the assistance of the world’s leading scientific, regulatory, financial, strategic and legal experts • Multi-month detailed process that considered a range of strategic options and thoroughly evaluated all transaction-related risks • Go-forward governance integration and world-class leadership team to effectively drive the combined company forward 3 K-C’s Board unanimously determined that the transaction is in the best interests of its shareholders and recommends a vote “FOR” the transaction 1. As of Q3 2025 2. Includes expected run-rate synergies of $2.1 billion, net of reinvestment 3. Organic growth describes the impact of changes in volume, net selling prices and product mix on net sales. Changes in foreign currency exchange rates, acquisitions and exited businesses are excluded 4. K-C does not provide a reconciliation of these forward-looking non-GAAP financial measures to the most directly comparable GAAP financial measures on a forward-looking basis because it is unable to predict certain adjustment items without unreasonable effort 5. Total Shareholder Returns defined as Adjusted Earnings per Share Growth plus Dividend Yield

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended (the “Securities Act”).

This communication may be deemed to be solicitation material in respect of the proposed transaction between Kimberly-Clark Corporation (“K-C”) and Kenvue Inc. (“Kenvue”). In connection therewith, on 12/4/2025, K-C and Kenvue filed with the Securities and Exchange Commission (the “SEC”) a K-C registration statement on Form S-4, as amended on 12/12/2025 (the “Form S-4”), in connection with the proposed issuance of shares of K-C’s common stock pursuant to the proposed transaction, which contains a joint proxy statement of K-C and Kenvue that also constitutes a prospectus of K-C. The registration statement was declared effective by the SEC on 12/16/2025 and K-C and Kenvue filed a prospectus and definitive proxy statement, respectively, and commenced mailing the definitive joint proxy statement/prospectus to their respective stockholders, on 12/16/2025, seeking their approval of their respective transaction-related proposals. INVESTORS AND STOCKHOLDERS OF K-C AND KENVUE ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS AND OTHER DOCUMENTS IN THEIR ENTIRETY FILED OR THAT WILL BE FILED WITH THE SEC BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, THE PARTIES TO THE PROPOSED TRANSACTION AND ANY SOLICITATION. This communication is not a substitute for the registration statement, the definitive joint proxy statement/prospectus or any other document that K-C or Kenvue may file with the SEC and send to its stockholders in connection with the proposed transaction. Investors and stockholders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by K-C or Kenvue through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by K-C are available free of charge on K-C’s website at kimberly-clark.com under the tab “Investors” and under the heading “Financial” and subheading “SEC Filings.” Copies of the documents filed with the SEC by Kenvue are available free of charge on Kenvue’s website at kenvue.com under the tab “Investors” and under the heading “Financials & reports” and subheading “SEC filings.”

Certain Information Regarding Participants

K-C, Kenvue, and their respective directors and executive officers and certain other members of management and employees may be considered participants in the solicitation of proxies from the stockholders of K-C and Kenvue in connection with the proposed transaction. Information about the directors and executive officers of K-C is set forth in its Annual Report on Form 10-K for the year ended 12/31/2024, which was filed with the SEC on 2/13/2025, its proxy statement for its 2025 annual meeting, which was filed with the SEC on 3/10/2025, and its Current Reports on Form 8-K, which were filed with the SEC on 5/6/2025 and 11/7/2025. Information about the directors and executive officers of Kenvue is set forth in its Annual Report on Form 10-K for the year ended 12/29/2024, which was filed with the SEC on 2/24/2025, its proxy statement for its 2025 annual meeting, which was filed with the SEC on 4/9/2025, and its Current Reports on Form 8-K, which were filed with the SEC on 5/8/2025, 6/24/2025, 7/14/2025 and 11/3/2025. To the extent holdings of K-C’s or Kenvue’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC, including the Initial Statements of Beneficial Ownership on Form 3, Statements of Change in Ownership on Form 4 or Annual Statements of Beneficial Ownership on Form 5 filed with the SEC on: 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/27/2025, 5/27/2025, 5/27/2025, 5/27/2025, 5/27/2025, 5/27/2025, 5/27/2025, 5/27/2025, 6/2/2025, 8/1/2025, 8/1/2025, 8/4/2025, 10/3/2025, 10/7/2025, 11/3/2025, 11/3/2025, 11/3/2025, 12/3/2025, 12/3/2025, 12/3/2025, 12/3/2025, 12/3/2025, 12/15/2025, 12/17/2025, 12/17/2025, 12/17/2025, 12/17/2025, 12/17/2025, 12/23/2025, 1/5/2026, 1/5/2026, 1/5/2026, 1/5/2026, 1/5/2026, 1/5/2026, 1/5/2026, 1/5/2026, 1/5/2026, 1/5/2026, 1/5/2026, 1/5/2026, 1/6/2026 and 1/6/2026. Additional information about the directors and executive officers of K-C and Kenvue and other information regarding the potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, which may, in some cases, be different than those of K-C’s stockholders or Kenvue’s stockholders generally, are contained in the definitive joint proxy statement/prospectus filed with the SEC and other relevant materials filed with or to be filed with the SEC regarding the proposed transaction when they become available. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from K-C’s or Kenvue’s website as described above.

Cautionary Statement Regarding Forward-Looking Statements

Certain matters contained in this communication, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on K-C’s and Kenvue’s business and future financial and operating results and prospects, the amount and timing of synergies from the proposed transaction, the terms and scope of the expected financing in connection with the proposed transaction, the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction, expectations regarding cash flow generation and the post-closing capital structure, growth initiatives, innovations, marketing and other spending, net sales, anticipated currency rates and exchange risks and other contingencies in connection with the proposed transaction, and the closing date for the proposed transaction, constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and are based upon the current expectations and beliefs of the management of K-C and Kenvue concerning future events impacting K-C and Kenvue and are qualified by the inherent risks and uncertainties surrounding future expectations generally. There can be no assurance that these future events will occur as anticipated or that our results will be as estimated. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond K-C’s and Kenvue’s control. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to publicly update them. Some of these forward-looking statements can be identified by words like “anticipate,” “approximately,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlook,” “plan,” “potential,” “possible,” “predict,” “project,” “target,” “seek,” “should,” “will,” or “would,” the negative of these words, other terms of similar meaning or the use of future dates.

The assumptions used as a basis for the forward-looking statements include many estimates that depend on many factors outside of K-C’s or Kenvue’s control, including, but not limited to, risks and uncertainties around the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, including circumstances requiring a party to pay the other party a termination fee pursuant to the merger agreement, the risk that the conditions to the completion of the proposed transaction (including stockholder and regulatory approvals) are not satisfied in a timely manner or at all, the possibility that competing offers or transaction proposals may be made, the risks arising from the integration of the K-C and Kenvue businesses, the uncertainty of rating agency actions, the risk that the anticipated benefits and synergies of the proposed transaction may not be realized when expected or at all and that the proposed transaction may not be completed in a timely manner or at all, the risk of unexpected costs or expenses resulting from the proposed transaction, the risk of litigation related to the proposed transaction, including resulting expense or delay, the risks related to disruption to ongoing business operations and diversion of management’s time as a result of the proposed transaction, the risk that the proposed transaction may have an adverse effect on the ability of K-C and Kenvue to retain key personnel, customers and suppliers, the risk that the credit ratings of the combined company declines following the proposed transaction, the risk that the announcement or the consummation of the proposed transaction has a negative effect on the market price of the capital stock of K-C and Kenvue or on K-C’s and Kenvue’s operating results, the risk of product liability litigation or government or regulatory action, including related to product liability claims, the risk of product efficacy or safety concerns resulting in product recalls or regulatory action, risks relating to inflation and other economic factors, such as interest rate and currency exchange rate fluctuations, government trade or similar regulatory actions (including current and potential trade and tariff actions and other constraints on trade affecting the countries where K-C or Kenvue operate and the resulting negative impacts on our supply chain, commodity costs, and consumer spending), natural disasters, acts of war, terrorism, catastrophes, pandemics, epidemics, or other disease outbreaks, the prices and availability of K-C’s or Kenvue’s raw materials, manufacturing difficulties or delays or supply chain disruptions, disruptions in the capital and credit markets, counterparty defaults (including customers, suppliers and financial institutions with which K-C or Kenvue do business), impairment of goodwill and intangible assets and projections of operating results and other factors that may affect impairment testing, changes in customer preferences, severe weather conditions, regional instabilities and hostilities, potential competitive pressures on selling prices for K-C and Kenvue products, energy costs, general economic and political conditions globally and in the markets in which K-C and Kenvue do business (including the related responses of consumers, customers and suppliers on sanctions issued by the U.S., the European Union, Russia or other countries), the ability to maintain key customer relationships, competition, including technological advances, new products, and intellectual property attained by competitors, challenges inherent in new product research and development, uncertainty of commercial success for new and existing products and digital capabilities, challenges to intellectual property protections including counterfeiting, the ability of K-C and Kenvue to successfully execute business development strategy and other strategic plans, changes to applicable laws and regulations and other requirements imposed by stakeholders, as well as changes in behavior and spending patterns of consumers, could affect the realization of these estimates.

Additional information and factors concerning these risks, uncertainties and assumptions can be found in K-C’s and Kenvue’s respective filings with the SEC, including the risk factors discussed in K-C’s and Kenvue’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q, the Form S-4 and future filings with the SEC. Forward-looking statements included herein are made only as of the date hereof and neither K-C nor Kenvue undertakes any obligation to update any forward-looking statements, or any other information in this communication, as a result of new information, future developments or otherwise, or to correct any inaccuracies or omissions in them which become apparent. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Important Note about Combined and Non-GAAP Financial Information

The projected financial information for the combined businesses of K-C and Kenvue is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. This information is provided for illustrative purposes only and should not be considered in isolation from, or as a substitute for, the historical financial statements of K-C or Kenvue. Various factors could cause actual future results to differ materially from those currently estimated by management, including, but not limited to, the risks described above and in each of K-C’s and Kenvue’s respective filings with the SEC.

This communication also includes certain financial measures not calculated in accordance with U.S. generally accepted accounting principles (“GAAP”), such as adjusted operating profit and constant currency EPS growth. Non-GAAP financial measures have limitations as an analytical tool and are not meant to be considered in isolation from, or as a substitute for, the comparable GAAP measures.  There are limitations to non-GAAP financial measures because they are not prepared in accordance with GAAP and may not be comparable to similarly titled measures of other companies due to potential differences in methods of calculation and items being excluded. K-C and Kenvue caution you not to place undue reliance on these non-GAAP financial measures.